October 30, 2024

Brian Roberts
Executive Vice President and Chief Financial Officer
Sensata Technologies Holding plc
529 Pleasant Street
Attleboro, Massachusetts 02703

       Re: Sensata Technologies Holding plc
           Form 10-K for the Year Ended December 31, 2023
           Form 10-Q for the Period Ended June 30, 2024
           File No. 001-34652
Dear Brian Roberts:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2024
Non-GAAP Financial Measures, page 27

1. We note your determination of multiple non-GAAP measures excludes step-up depreciation and amortization. Please address the following:
           For the six months ended June 30, 2024, step-up depreciation and amortization appears to include depreciation expense associated with the step-up in fair value of assets acquired in connection with a business combination and amortization of intangible assets. Please help us understand how you determined this adjustment was appropriate given that it appears to have the effect of changing the recognition and measurement principles required to be applied in accordance with
          GAAP as it adjusts for only partial depreciation and amortization of acquired assets. Refer to Question 100.04 of the Division's Compliance & Disclosure
          Interpretations on Non-GAAP Financial Measures; and
           For the year ended December 31, 2023, step-up depreciation and amortization appears to include accelerated amortization related to the exit of the
          Spear Marine Business in the second quarter of 2023. Please tell us the nature of
 October 30, 2024
Page 2

          the underlying assets. If useful lives were shortened while the assets presumably continued to contribute to revenue generation through the end of their useful lives, please explain your consideration of Question 100.01 of the Compliance and
          Disclosure Interpretations for Non-GAAP Financial Measures.
2. We note you provide expanded disclosures in your Form 10-K of the restructuring related and other adjustment, which include a breakdown of each component that is included in this line item with the corresponding amount. These expanded disclosures are not provided in your Form 10-Q for the period ended June 30, 2024. Please provide us with these details for the six months ended June 30, 2024, and confirm that you will expand your disclosures to include a breakdown of each component that is included in this line item with the corresponding amount in your interim filings as well.
3. Your determination of multiple non-GAAP measures includes an adjustment for
       Financing and other transaction costs, which include multiple components including expenses related to compensation arrangements entered into concurrent with the closing of an acquisition. Please provide us, and confirm that you will expand your disclosures to include, a breakdown of each component that is included in this line item with the corresponding amount.
Form 10-K for the Year Ended December 31, 2023
Business Strategy, page 5

4.     We note your disclosure here and in MD&A of new business wins (   NBOs
), defined
       as incremental revenue to your current base of business that is expected to be recognized on average in the fifth year after entry into the agreement. Please clarify your presentation of this metric. For example:
           Clarify what is meant by    agreement    in this context, including
whether you are
           referring to customer purchase orders with specified quantities and prices and whether these agreements represent firm commitments or are indefinite.
           Please expand your disclosure to clarify how NBOs are calculated. Please also
           clarify what is meant by    on average    in this context.
           Explain whether there are estimates or assumptions underlying the metric and tell us your consideration of whether disclosure of these estimates or assumptions is necessary.
       Please refer to SEC Release 33-10751 for additional guidance.
Foreign Currency Translation, page 107

5. Prior to October 1, 2023, the functional currency of your wholly-owned subsidiaries in China was the US Dollar. Effective October 1, 2023, as a result of significant changes in economic facts and circumstances in the operations of your China foreign entities, the functional currency changed to the CNY. Please provide us with a comprehensive explanation of the specific significant changes in economic facts and circumstances that led you to determine it was appropriate to change your functional currency pursuant to ASC 830-10-45-7. Please also refer to the guidance in ASC 830-
       10-55-3 through 55-6.
 October 30, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services